UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2025 (Report No. 3)

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is Foresight Autonomous Holdings Ltd.’s (the “Registrant”) press release issued on March 13, 2025, titled “Foresight Signs Agreement with Leading Indian Tier-One for Revenue Potential of up to $19.5 Million Between 2025-2029.” A copy of this press release is furnished herewith as Exhibit 99.1.

The first three paragraphs and the section titled “Forward-Looking Statements” of this press release are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-276709) and Form S-8 (Registration Nos. 333-229716, 333-239474, 333-268653 and 333-280778), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release issued by Foresight Autonomous Holdings Ltd. on March 13, 2025, titled “Foresight Signs Agreement with Leading Indian Tier-One for Revenue Potential of up to $19.5 Million Between 2025-2029.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date: March 13, 2025	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	Chief Financial Officer